DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief Division of Corporation Finance

September 21, 2012

Re:	Deutsche Bank Aktiengesellschaft

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 20, 2012

File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated August 24, 2012 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Annual Report” or the “2011 Form 20-F”). In response to the Comment Letter, please note the following.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3: Key Information

Risk Factors, page 6

We have a continuous demand for liquidity to fund our business activities and…,

1.

We note your disclosure on page 12 related to credit ratings, including your statement that ratings downgrades may impact the cost and availability of our funding, collateral requirements and the willingness of counterparties to do business with you. We also note your disclosure regarding the anticipated Funding gap and Gap closure resulting from downgrades in the table at the top of page 226. Please expand your disclosure in this risk factor to clearly quantify the likely effect of a one- and two-notch downgrade on credit rating would have on your borrowing costs and your collateral obligations under derivative contracts.

In response to your request for additional information about the likely effect of credit rating downgrades, in future filings we will include the following paragraphs in our Item 3: “Key Information - Risk Factors”, specifically in the section commencing ‘We have a continuous demand for liquidity to fund…’, following the description of recent rating actions:

“Recent credit rating downgrades have not materially affected our borrowing costs. However, any future downgrade could materially affect our funding costs, although we are unable to predict whether this would be the case or the extent of any such effect. The effect would depend on a number of factors including whether a downgrade affects financial institutions across the industry or on a regional basis, or is intended to reflect circumstances specific to us; any actions our senior management may take in advance of or in response to the downgrade; the willingness of counterparties to continue to do business with us; any impact of other market events and the state of the macroeconomic environment more generally.

Additionally, under many of the contracts governing derivative instruments to which we are a party, a downgrade could require us to post additional collateral, lead to terminations of contracts with accompanying payment obligations for us or give counterparties additional remedies. We take these effects into account in our liquidity stress testing analysis, as further described in Item 11 in “Liquidity Risk at Deutsche Bank Group (excluding Postbank) – Stress Testing and Scenario Analysis.”

We will also include the following additional disclosure in the Item 11 Liquidity Risk discussion about Stress Testing and Scenario Analysis (see pages 225 - 226 of the 2011 Form 20-F). Please note we have used 2011 indicative information which will be updated in future filings.

“Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The funding gap for the downgrade scenarios and the combined scenario includes the expected impact of collateral calls under derivative contracts. Based on this analysis, additional collateral of approximately € 1 billion and € 7 billion would have been required in the event of a one-notch and two-notch downgrade, respectively, of the long-term credit ratings we maintained as of December 31, 2011.”

Item 5: Operating and Financial Review and Prospects, page 58

2.	We note from various disclosures within your filing that you have a number of off-balance sheet commitments, such as commercial paper conduits, liquidity facilities, repurchase and loan commitments, etc. Please revise your future filings to include a separately-captioned section that discusses your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, results of operations, liquidity, capital expenditures or capital resources. Please refer to Item 5.E of the Instructions to Part 1 of Form 20-F for guidance.

In the 2011 Form 20-F, we disclose the Group’s off-balance sheet arrangements in Item 5: “Operating and Financial Review and Prospects” as part of the section relating to “Special Purposes Entities”, Item 11: “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” as part of the section relating to “Credit Risk” and in Note 29: “Credit related Commitments and Contingent Liabilities” of the footnotes to the financial statements.

In order to give the reader of the 2012 Form 20-F a clearer view of the Group’s off-balance sheet arrangements, we propose to revise Item 5: “Operating and Financial Review Prospects” as follows:

•	Amend the name of the section currently titled “Special Purpose Entities” to “Special Purpose Entities and Off Balance Sheet Arrangements”.

•	Revise the section on “Exposure to Non-consolidated SPEs” to include an introductory paragraph which discusses the various types of off-balance sheet arrangements with these SPEs.

•

Provide cross references to the “Credit Risk” section in Item 11 and the “Credit related Commitments and Contingent Liabilities” note to the financial statements, as permitted in Instruction 5 to Item 5E.

Note that from January 1, 2013 the Group will be required to adopt the requirements of IFRS 12 “Disclosures of Interests in Other Entities.” IFRS 12 will require the Group to provide more comprehensive disclosures related to the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a result of adopting IFRS 12, all Special Purpose Entity disclosures will be made in the notes to the financial statements rather than in Item 5. We will ensure that the requirements of Item 5E Off Balance Sheet Arrangements are also addressed in these notes.

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other

Risk, page 154

Credit Risk, page 166

Credit Risk Exposure to Certain European Countries, page 180

3.	We note your tabular disclosure here of aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries, as well as your tabular disclosure of net exposure for those same countries from a risk management perspective on page 182. Please tell us, conceptually, in more detail what represents the difference(s) between these two tables’ total amounts.

The difference between the total amounts of the two tables on pages 180 and 182 of the 2011 Form 20-F relating to the net exposure to certain European countries arises from the differing methodologies used by them for attributing the location of credit risk exposures to specific countries.

The table describing “aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries” on page 180 of the 2011 Form 20-F allocates exposure to the domicile of the primary counterparty, irrespective of any link to other counterparties. This table represents a “country of domicile” view in line with commonly used accounting and regulatory disclosure principles.

The table detailing “the risk management perspective” on page 182 of the 2011 Form 20-F reflects the “one obligor principle”, under which all facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per the accounting view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle.

Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

We will revise future filings in line with the foregoing to ensure that the methodology being used is clear to our readers.

4.	We note your disclosure on page 183 that in order to manage the implications of indirect exposures, you undertake targeted portfolio reviews, and that you undertake targeted stress testing for these countries which feed into your wider Group stress testing framework. On page 8 you also disclose the possibility that one or more countries of the Eurozone may exit the common currency, and that this action could have unpredictable financial, legal, political, and social consequences that could adversely affect your businesses. While you disclose your use of stress tests in various pages throughout your filing, we believe that a more transparent disclosure of your portfolio reviews and stress testing related to such indirect exposure would be useful to readers. Therefore, please revise your future filings to address the following:

•	More clearly disclose the nature of the portfolio reviews and stress testing you conducted related to your indirect exposures to these countries.

•

More clearly disclose the most significant parameters of your stress tests in order to give the reader a better understanding of your focus in this area. Identify the key risks that your reviews and stress tests were designed to evaluate. For example, discuss the extent to which you evaluated the likelihood and implications of one or more countries exiting the Eurozone, including redenomination and revaluation risk.

•

To the extent that redenomination and revaluation risk were considered in your reviews and stress tests, please clearly disclose how you considered the implications of such risks. Consider providing quantification of the assets and liabilities in these countries that are subject to redenomination risk.

•	Discuss the most significant implications of your indirect exposure as identified by your reviews and stress tests, and discuss how you are managing these risks.

To provide more detailed disclosure about the Group’s portfolio reviews and stress testing of its indirect exposures, currently disclosed on page 183 of the 2011 Form 20-F, we will enhance future filings to reflect the following:

The stress tests we conducted were mainly focused on assessing potential sensitivities in terms of credit, market and liquidity risk in the case of extreme shock events such as a disorderly exit of a eurozone member. These included indirect exposures and assessed the impact of revaluation events and contagion effects on certain portfolios outside Greece, Ireland, Italy, Portugal and Spain (the GIIPS countries) deemed most likely to be indirectly affected by an escalation in the eurozone crisis. In addition, assessments of the potential indirect impact of such an escalation were carried out on collateral values.

The key input parameters included within these stress tests contained a number of market-related assumptions, including ones relating to GDP, FX, interest rates and fluctuations in the capital markets. These assumptions were provided by our internal macro-economic department, ‘DB research’. The stress scenarios were discussed with and signed-off by our Stress Test Oversight Committee (STOC), which is the central governance committee dealing with the Bank’s Group Wide Stress Test. Key outputs from these stress tests included credit-relevant metrics, and the stress tests were designed to assess P&L, capital and liquidity implications for the Bank. These outputs were taken into consideration in defining the required risk-mitigating actions.

Our internal risk controls have been further enhanced through the establishment of a governance framework intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures. This includes a holistic impact analysis based on the above-mentioned scenarios, including the domino impact of a worsening crisis, potential revaluations of new currencies in a “euro exit” of specific countries, regular evaluation of redenomination risk and assessment of product, contractual and jurisdictional specifics in close cooperation with our legal department. However, significant uncertainties still remain in evaluating these risks.

It is also highly uncertain which assets and liabilities would be subject to redenomination risk, and the scale of any losses which would result. Key considerations include (i) the governing law of the relevant obligation; (ii) the location of performance; (iii) whether or not counterparties default and (iv) the scale of the devaluation of the new currency.

The above mentioned financial impact analyses are complimented by operational contingency measures that assess the Bank’s crisis management capabilities (roadmap to respond to a crisis event) as well as operational readiness such as the introduction of a new currency into the system environment.

Overall, the Bank has actively managed its exposures to GIIPS countries since the early stages of the debt crisis and believes its credit portfolio to be well-positioned following selective de-risking focused on sovereign risk and weaker counterparties.

We have internally analyzed the Bank’s potential redenomination and revaluation risk to selected eurozone countries under several different assumptions with the total volume of assets and liabilities at risk varying significantly depending on which assumptions are made. We believe that a quantification of redenomination and revaluation risk would need to be interpreted within the context of each individual risk assessment, based on the internal assumptions we made, but for which we have no ability to predict whether they are more or less likely to occur. As a result, we believe that a quantification would not provide meaningful information for the reader.

Liquidity Risk at Deutsche Bank Group (excluding Postbank), page 221

Stress Testing and Scenario Analysis, page 225

5.	We note your disclosure here regarding the composition of your liquidity reserves. You also disclose on page 221 that your Treasury function is responsible for the management of liquidity and funding risk of the Company globally, and that Treasury reports the Bank’s overall liquidity and funding to the Management Board at least weekly via a Liquidity Scorecard. In your future filings, please revise this section, or another section as appropriate, to more clearly discuss whether you maintain the liquidity reserve pool at the parent company level or at a lower level , such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the reserve amounts between these levels, and any regulatory requirements for which you may have to maintain minimum amounts at various levels. To the extent that there are significant fluctuations in the amount of the liquidity reserve pool intra-period, please disclose the weighted average amount of the liquidity pool(s) in addition to the period-end balance(s).

The vast majority of the Group’s liquidity reserves are held by our parent entity or one of its foreign (non-German) branches. The assets in these reserves are freely transferable within the Group and such transfers are not restricted by legal, regulatory or other constraints. Across the eurozone, liquidity reserves are centrally managed out of the parent entity in Frankfurt. An insignificant amount of the total liquidity reserves is held in GIIPS countries, which is limited to cover potential local liquidity gaps which might occur under stress.

Although the amounts increased gradually over 2011, there were no significant intra-period fluctuations in the amount of liquidity reserves and therefore no additional disclosures around weighted average amounts have been added.

In future filings we propose the following changes to the current disclosure based on page 225 of the 2011 Form 20-F (additional wording is underlined):

“The most immediately liquid and highest quality items within the above categories are aggregated and separately identified as our liquidity reserves. These reserves comprise available cash and cash equivalents, highly liquid securities as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of expected stress result. They only include the assets located in those legal entities for which free transferability inside the group is not restricted by regulatory or other constraints. These reserves are held across the major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The following table presents the composition of our liquidity reserves for the dates specified. Over the course of 2011 total liquidity reserves were gradually increased to further strengthen the liquidity position and to address developments in the regulatory environments.”

In addition we will expand the accompanying table that sets out the composition of our liquidity reserves to include additional lines splitting those reserves held by our parent company (including branches) and subsidiaries as follows (additional items are included):

in € bn.	Dec 31, 2011	Dec 31, 2010
Available cash and cash equivalents (held primarily at central banks)	136	66
Thereof: - Parent (incl. foreign branches)	133	xx
- Subsidiaries	3	xx

Highly liquid securities (includes government, government guaranteed and agency securities)	65	52
Thereof: - Parent (incl. foreign branches)	56	xx
- Subsidiaries	8	xx

Other unencumbered central bank eligible securities	18	32
Thereof: - Parent (incl. foreign branches)	18	xx
- Subsidiaries	1	xx

Total liquidity reserves	219	150
Thereof: - Parent (incl. foreign branches)	207	xx
- Subsidiaries	12	xx

Item 18: Financial Statements

Note 24 – Goodwill and Other Intangible Assets, page F-108

Goodwill Impairment Test, page F-110

6.	We note your disclosure here that the carrying amount of a cash-generating unit (CGU) is derived based on the amount of equity allocated to a CGU. Please clarify whether the carrying value of your CGUs is based upon a capital allocation model, or whether the specific assets and liabilities of each CGU are determined in order to arrive at the carrying value of the CGU. To the extent that you use a capital allocation model to serve as a proxy for the carrying value of your CGUs, please revise your future filings to disclose how the capital assigned to each CGU is determined. For example, please discuss the basis for allocation and whether the sum of the capital assigned to each CGU is equal to your total consolidated capital. Specifically tell us how this methodology is consistent with the criteria in paragraph 76 of IAS 36, which indicates that the carrying amount of the CGU should be based on assets that can be attributed directly, or allocated on a reasonable and consistent basis, to the CGU.

As a bank, we do not believe it is practicable to determine the carrying amount of a cash-generating unit (CGU) using an approach that directly attributes assets and liabilities to CGUs based on the balance sheet. In line with management reporting, we apply a ‘capital allocation model’ to allocate equity among the CGUs. The underlying assumption is that initially all positions of each CGU are funded or invested via the wholesale money and capital markets. Therefore,we apply a ‘capital allocation model’ in compliance with paragraph 76 of IAS 36 “Impairment of Assets” which we believe is a reasonable and consistent allocation method given the circumstances described above.

In future filings we will enhance the disclosure about the calculation of our CGU carrying amounts, by including the following paragraphs in the Goodwill and Other Intangible Assets note to the Group’s financial statements:

“Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. In addition, we test the goodwill according to IAS 36 if a triggering event is identified.

The carrying amount of a primary cash-generating unit is derived using a capital allocation model. The allocation uses the Group’s total equity at the date of valuation. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and an add-on adjustment for goodwill attributable to noncontrolling interests.

This total carrying amount is allocated to the primary cash-generating units in a two-step process. In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets, certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the total carrying amount is allocated across the CGUs based on the CGU’s share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments).

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.”

Supplemental Financial Information (Unaudited)

Financial Condition, page S-1

7.	Please revise your future filings to discuss how you have presented non-accruing loans and deferred fees for the purposes of this disclosure. Refer to Instructions 1 and 3 of Item I of Industry Guide 3.

Regarding the presentation of non-accrual loans, please see the response to your Comment 8 below.

Deferred fee revenue is presented in accordance with our Group Accounting Policy on Interest, Fees and Commissions (see page F-17 of the 2011 Form 20-F). Fees are deferred if they are an intergral part of the effective interest rate of an associated financial instrument held at amortized cost or available for sale. The effective interest rate method is used to calculate the amortized cost of a financial instrument. The calculation includes all fees paid or received between the parties to the contract and it is applied regardless of whether the loan is impaired or not impaired.

As described in Note 18 “Loans”, deferred expense/unearned income with regard to our loans was € 381m as of December 31, 2011. The deferral period is approximately five years. Compared to the average net interest income on loans that we disclose in our average balance sheet (€ 14,914 m as of December 31, 2011) this is well below 1%. We consider this to be insignificant.

Risk Elements, page S-7

8.	We note your disclosure of various risk elements within your loan portfolio, such as impaired loans, renegotiated loans, and non-impaired nonaccrual loans. However, we were unable to locate disclosure related to problem loans and total nonaccrual loans similar to the presentation in your prior year Form 20-F for the fiscal year ended December 31, 2010 on pages 156 through 158 and on page S-8. We believe disclosure of this information is helpful and beneficial to readers. Please revise future filings to include these disclosures related to problem loans, including disclosure of total nonaccrual loans, either here or in Item 11. Clearly define the terms used, and discuss how such presentations relate to your existing disclosure points, including impaired loans, renegotiated loans, and non-impaired nonaccrual loans.

In response to the comments on the financial condition and risk elements within the supplemental financial information, we believe that we have complied in substance with the requirements of Industry Guide 3. The changes we made to the disclosure of risk elements in the loan exposure in the 2011 Form 20-F as compared with the Form 20-F for the prior year were designed to bring our presentation of problem loans and non-accrual loans into line with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These standards comprise the body of accounting principles in accordance with which we maintain our books and prepare our consolidated financial statements. Industry Guide 3 directly requires the disclosure of several categories of loans that are defined under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). However, because as permitted by the SEC’s rules, we report in accordance with IFRS, we have presented our Industry Guide 3 information using equivalents from IFRS, including impaired loans, non-impaired loans past due over 90 days and still accruing, and renegotiated loans.

Although these classifications are based on IFRS, we believe that the presentation is still in line with the purpose and spirit of Industry Guide 3 and that the substance of the disclosures meets the requirements of Industry Guide 3. In our view a presentation of the U.S. GAAP measures in addition to those we present would not add meaningful additional information for investors.

In addition, we believe that presenting our problem loan disclosure based on IFRS without accompanying U.S. GAAP information is consistent with the absence of a general U.S. GAAP reconciliation requirement for foreign private issuers that use IFRS.

Although Industry Guide 3 has not been explicitly amended to permit disclosure in accordance with IFRS since the SEC adopted its rules abolishing the reconciliation requirement for foreign private issuers that use IFRS, we believe that it would be inconsistent with the SEC’s decision if we were required to maintain U.S. GAAP loan information purely for Industry Guide 3 disclosure. Also, we note that our disclosures, including our use of the IFRS measures in lieu of problem loan and non-accrual loan disclosures, are consistent with the practice of other financial institutions that are foreign private issuers filing Forms 20-F that prepare their financial statements in accordance with IFRS.

In accordance with the above, it has been our intent (even prior to the receipt of this comment letter) to discontinue the non-IFRS disclosure of the “nonimpaired nonaccrual loans” as shown on page S-9 of the 2011 Form 20-F in our future filings.

Renegotiated Loans, page S-9

9.	We note that your renegotiated loans, which represent your troubled debt restructurings, have increased significantly over the last four years. Given the continued deterioration in the global macroeconomic environment and the fact that, as you disclose, you expect this negative trend to continue through 2012, we believe this is an area in which you could provide more clear and transparent disclosure for readers. Please revise future filings to disclose the reason(s) for this significant increase, including your expectation related to additional restructurings in future periods. Please also consider disclosing your various modification or restructuring programs, including the specific terms and features of each program (i.e. modification of interest rate, principal amounts, interest due, etc.).

Renegotiated loan positions have increased generally in recent years due to the deterioration of the global macroeconomic environment. Specific one-off increases included, in 2011, several large transactions in our commercial real estate activities through our entities in the UK and the Americas as well as in subsidiaries we acquired in 2010 in Germany. Renegotiated loans also increased to a lesser extent in Spain due to the deteriorating home finance market.

It should be noted that these renegotiations are not part of a special modification or restructuring program such as the Fannie Mae “Home Affordable Modification

Program”. Rather new terms (for example modification of interest rates, principal amounts, interest due, maturities, etc.) are arranged depending on the requirements of the individual renegotiation.

Increases in impaired and renegotiated loans are anticipated to slow over the current and next year.

We will revise our future filings to disclose the underlying reason(s) for significant changes in our renegotiated loans, including our expectation related to additional restructurings in future periods.

Short-Term Borrowings, page S-16

10.	We note that the average balance for your securities sold under repurchase agreements is 65% higher than the balance outstanding at December 31, 2011. We also note that similar significant differences of 86% and 70% between the average balance and period end balance existed at December 31, 2010 and 2009, respectively. Please expand your disclosure in future filings to discuss the drivers behind the large difference between the period end balance and the average amount outstanding during the period.

The majority of the activity that drives the difference between the period end and the average balances of securities sold under repurchase agreements disclosed on page S-16 of the 2011 Form 20-F is Tri-party repo activity on fixed income securities positions in the US. The Global Finance Repo business facilitates Tri-party activity for other business areas within CB&S.

In general, the main driver of these repo levels will be the levels of trading assets available and eligible for repo funding in other CB&S businesses. A reduction, for example, in a business’ balance sheet will have a direct correlation to the required funding. At year end there will be relatively low levels of trading assets on the Bank’s balance sheet compared with intra-quarter, and hence repo levels will seem low compared with monthly averages. Intra-quarter trading volume, which boosts the monthly averages, predominantly comprises financing of short-term positions in highly liquid US Treasuries and Agencies, which is a result of the Bank providing liquidity to the market via market-making activity and is largely driven by client demand. These US Treasury and Agency positions are very low risk and have negligible impact on the firm’s liquidity and capital position.

In addition, active balance sheet reduction steps have been taken throughout as part of efforts to reduce the bank’s leverage. This will also have the impact of making the year end levels seem comparatively low relative to monthly averages.

As these drivers impacting the large differences between the period end balances and the average amount outstanding during the period are normal trading and management activities in the industry, we do not propose to provide additional disclosures to page S-16 of the Form 20-F.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and	Deputy General Counsel Germany,
Member of the Management Board	Central and Eastern Europe